# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NextDecade Corporation, CIK 0001612720
CUSIP: 65342K105
Title of class of securities: Common Stock, $0.0001 Par Value
Address of issuer's principal executive offices: 1000 Louisiana Street, Suite 3300, Houston, Texas (TX), 77002
Date of event which requires filing of this statement: 11/18/2025
Amends the filing with accession number 0001341004-23-000080
Filed by CIK 0001964891
Persons authorized to receive notices and communications: Shawn Kim, 280 Park Avenue, 23rd Floor East Tower, New York, New York (NY), 10017, (929) 415-4433; Copies to Eric C. Otness, Esq., Skadden, Arps, Slate, Meagher & Flom LLP, 1000 Louisiana, Suite 6800, Houston, Texas (TX), 77002-5026, (713) 655-5100

## Reporting persons
- HGC NEXT INV LLC (CIK 0001964891): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 23,410,842; sole dispositive power 0; shared dispositive power 23,410,842; aggregate amount beneficially owned 23,410,842 (8.8% of the class)
  Comment: The percentage calculation in Row 13 is based on 264,801,408 shares of Common Stock issued and outstanding as of October 27, 2025 as set forth in the Issuer's most recent Form 10-Q, as filed with the Securities and Exchange Commission on October 30, 2025.
- Hanwha Impact Partners Inc. (CIK 0001986015): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), working capital (WC); sole voting power 0; shared voting power 23,410,842; sole dispositive power 0; shared dispositive power 23,410,842; aggregate amount beneficially owned 23,410,842 (8.8% of the class)
  Comment: The percentage calculation in Row 13 is based on 264,801,408 shares of Common Stock issued and outstanding as of October 27, 2025 as set forth in the Issuer's most recent Form 10-Q, as filed with the Securities and Exchange Commission on October 30, 2025.
- Hanwha Impact Global Corporation (CIK 0001986018): type of reporting person: corporation (CO); citizenship or place of organization: Korea Republic Of (M5); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 23,410,842; sole dispositive power 0; shared dispositive power 23,410,842; aggregate amount beneficially owned 23,410,842 (8.8% of the class)
  Comment: The percentage calculation in Row 13 is based on 264,801,408 shares of Common Stock issued and outstanding as of October 27, 2025 as set forth in the Issuer's most recent Form 10-Q, as filed with the Securities and Exchange Commission on October 30, 2025.
- Hanwha Aerospace Co., Ltd. (CIK 0002024244): type of reporting person: corporation (CO); citizenship or place of organization: Korea Republic Of (M5); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 21,246,252; sole dispositive power 0; shared dispositive power 21,246,252; aggregate amount beneficially owned 21,246,252 (8% of the class)
  Comment: The percentage calculation in Row 13 is based on 264,801,408 shares of Common Stock issued and outstanding as of October 27, 2025 as set forth in the Issuer's most recent Form 10-Q, as filed with the Securities and Exchange Commission on October 30, 2025.
- Hanwha Ocean USA International LLC (CIK 0002026776): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 17,536,369; sole dispositive power 0; shared dispositive power 17,536,369; aggregate amount beneficially owned 17,536,369 (6.6% of the class)
  Comment: The percentage calculation in Row 13 is based on 264,801,408 shares of Common Stock issued and outstanding as of October 27, 2025 as set forth in the Issuer's most recent Form 10-Q, as filed with the Securities and Exchange Commission on October 30, 2025.
- Hanwha Ocean USA Holdings Corp. (CIK 0002026775): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 17,536,369; sole dispositive power 0; shared dispositive power 17,536,369; aggregate amount beneficially owned 17,536,369 (6.6% of the class)
  Comment: The percentage calculation in Row 13 is based on 264,801,408 shares of Common Stock issued and outstanding as of October 27, 2025 as set forth in the Issuer's most recent Form 10-Q, as filed with the Securities and Exchange Commission on October 30, 2025.
- Hanwha Ocean Co., Ltd. (CIK 0002024224): type of reporting person: corporation (CO); citizenship or place of organization: Korea Republic Of (M5); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 17,536,369; sole dispositive power 0; shared dispositive power 17,536,369; aggregate amount beneficially owned 17,536,369 (6.6% of the class)
  Comment: The percentage calculation in Row 13 is based on 264,801,408 shares of Common Stock issued and outstanding as of October 27, 2025 as set forth in the Issuer's most recent Form 10-Q, as filed with the Securities and Exchange Commission on October 30, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 Par Value
Name of issuer: NextDecade Corporation
Address of issuer's principal executive offices: 1000 Louisiana Street, Suite 3300, Houston, Texas (TX), 77002
Comment: This Amendment No. 4 ("Amendment No. 4") to Schedule 13D relates to the shares of common stock, $0.0001 par value per share ("Common Stock") of NextDecade Corporation, a Delaware corporation (the "Issuer"), and amends and supplements the initial statement on Schedule 13D filed on February 16, 2023, as amended by Amendment No. 1 thereto on July 18, 2023, Amendment No. 2 thereto on June 17, 2024 and Amendment No. 3 thereto on July 31, 2024 (as amended, the "Schedule 13D"). Capitalized terms used but not defined in this Amendment No. 4 shall have the same meanings ascribed to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2 of this Schedule 13D is hereby supplemented by the following::

Annex A of this Schedule 13D is amended and restated as set forth on the updated Annex A attached to this Amendment No. 4.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of this Schedule 13D is hereby supplemented by the following:

The purchase of a total of 3,709,884 shares of Common Stock by Hanwha Aerospace Co., Ltd. for an aggregate purchase price of $23,306,023.29 in open market transactions from September 23, 2025 to November 20, 2025 with funds drawn from the working capital of Hanwha Aerospace Co., Ltd.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of this Schedule 13D is hereby supplemented by the following:

The information in Item 3 of this Schedule 13D is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item (a) of this Schedule 13D are hereby amended and restated as follows:

Calculations of the percentages of Common Stock beneficially owned are based on 264,801,408 shares of Common Stock issued and outstanding as of October 27, 2025 as set forth in the Issuer's most recent Form 10-Q, as filed with the Securities and Exchange Commission on October 30, 2025.

The aggregate number and percentage of the Common Stock beneficially owned by each of the Reporting Persons are set forth on row 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item (b) of this Schedule 13D are hereby amended and restated as follows:

The aggregate number and percentage of the Common Stock for each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 10 of the cover pages of this Schedule 13D and are incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Item (c) of this Schedule 13D are hereby amended and restated as follows:

Hanwha Aerospace Co., Ltd. effected the following purchases with respect to the Common Stock during the past sixty days, all of which were open market purchases: 551,819 shares at a VWAP of $6.9856 on September 23, 2025, 449,510 shares at a VWAP of $7.0194 on September 24, 2025, 591,837 shares at a VWAP of $6.0685 on November 11, 2025, 460,334 shares at a VWAP of $6.0826 on November 13, 2025, 244,330 shares at a VWAP of $6.0886 on November 14, 2025, 295,875 shares at a VWAP of $5.8683 on November 17, 2025, 462,576 shares at a VWAP of $5.9247 on November 18, 2025, 305,973 shares at a VWAP of $6.0362 on November 19, 2025 and 347,630 shares at a VWAP of $6.0205 on November 20, 2025.

Except as set above, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of this Schedule 13D is hereby amended and supplemented as follows:

The information in Item 3 of this Schedule 13D is incorporated herein by reference.

## Signatures
- HGC NEXT INV LLC: By: Hanwha Impact Partners Inc., its managing member, By: /s/ Sunghyun Hong, Sunghyun Hong, President (11/20/2025)
- Hanwha Impact Partners Inc.: /s/ Sunghyun Hong, Sunghyun Hong, President (11/20/2025)
- Hanwha Impact Global Corporation: /s/ Sung Bin Lim, Sung Bin Lim, President (11/20/2025)
- Hanwha Aerospace Co., Ltd.: /s/ Jaeil Son, Jaeil Son, Chief Executive Officer (11/20/2025)
- Hanwha Ocean USA International LLC: /s/ Yeonsung Chang, Yeonsung Chang, Chief Executive Officer/President (11/20/2025)
- Hanwha Ocean USA Holdings Corp.: /s/ Yeonsung Chang, Yeonsung Chang, Chief Executive Officer/President (11/20/2025)
- Hanwha Ocean Co., Ltd.: /s/ Hee Cheul Kim, Hee Cheul Kim, Chief Executive Officer (11/20/2025)